U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------


                                   FORM 10-SB

                   General Form For Registration of Securities
             of Small Business Issuers Under Section 12(b) or 12(g)

                     of the Securities Exchange Act of 1934

                            COMMERCIAL CONCEPTS, INC.
                            -------------------------
                 (Name of Small Business Issuer in Its Charter)

           Utah                                      87- 0409620
           ----                                      -----------
  (State or Other Jurisdiction of                  (I.R.S. Employer
  Incorporation or Organization)                   Identification No.)

             324 South 400 West, Suite B, Salt Lake City, Utah 84101
             -------------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)

                                 (801) 328-0540
                              ---------------------
                           (Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:

         Title of Each Class                  Name of Each Exchange on Which
         to be so Registered                  Each Class is to be Registered

                                      None

Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                                (Title of Class)

                                     PART I

                                   FORM 10-SB

ITEM 1.  THE BUSINESS OF THE COMPANY.

         Commercial Concepts, Inc., (the "Company") has made forward-looking statements in this Form 10-SB. Forward-looking statements are statements regarding the Company's "belief," "anticipation," "desire," "plan," "expectations," etc. Such statements are subject to risks and uncertainties. The forward-looking statements include information about future results of the Company's operation and are made with the understanding that actual future results and events will vary, perhaps significantly, from the beliefs, anticipation, plans, desires and expectations of the Company at the present time.

History and Development of the Company

         The Company was incorporated in the state of Utah on March 1, 1984. The Company was originally organized to engage in the milling and recovery of precious minerals. In November 1997, the Company's last asset, an option to acquire mining property, expired. As a result, the Company changed its business focus by acquiring the rights to certain software developed to fix computer date recognition problems associated with the year 2000 ("Y2K"). The Company acquired computer equipment and hired software developers to refine and further develop the program. The software tests the internal clock found in personal computers each time the computer is turned on to determine if the date is correct. If the date is incorrect, the software permits the user to correct the date on a one-time basis or automatically each time the user turns-on the computer. The Company holds a registered copyright for such software which it began marketing in April, 1998. The software is sold at Fedco Drug Stores, Navarro Supermarkets, and through Tiger Direct, a mail order catalog that has a circulation of over 1,000,000. The software is also marketed on the Company's web site. There are a number of other software products, including Check It 98, 2000 Tool Box, Year 2000 Now, Norton 2000, and Check 2000 PC, that are marketed by larger companies with more resources and a better marketing network than the Company. Because of its late entry into the market and lack of name recognition and a limited marketing network, the Company's sales of the Y2K software have been insignificant and are expected to disappear by the end of the year 2000.

         Nevertheless, the computer equipment acquired and software developers hired by the Company to develop the Y2K software provided the means for the Company to become a software development and technology company. Building on this foundation, the Company hired a new President and Chief Executive Officer in February, 1999, a new Executive Vice President in July, 1999 and a new Chief Financial Officer in August, 1999. In addition, in June, 1999, the Company acquired 100% of the stock of Advice Productions, Inc. a graphic design company specializing in customized video marketing and training tools. The assets and technology of Advice Productions enables the Company to create customized compact discs.

Products and Services

         The Company's primary focus is on the development of "canned" software programs. The Company's primary source of revenue, however, presently comes from the development of customized software and products for clients. Customized software development permits the Company to generate revenues from research and development. The Company's programmers develop customized software programs to meet specific needs such as data entry and retrieval, multi media, and information dissemination. The Company generally retains all rights, title and interest in the customized software it develops, including source codes, with the expectation that the Company will revise and improve such programs so the programs can be "canned" and sold to other customers. The Y2K software program is the only canned software program marketed by the Company at the present time. The Company, however, is developing several additional software products.

         Electronic Brochures. Using photos, logos, advertising and other information provided by clients, and templates it has designed, the Company creates customized presentations and advertising on mini-compact discs. The compact discs are designed to replace traditional printed advertising and brochures, and even business cards. The compact discs come in a variety of designs (the most common of which is a disc the size of a business card) and can be uniquely packaged for each client. Because the Company uses a pre-designed template, the compact discs can be created at an affordable cost of between $3,000 and $5,000. The average price of compact discs from the Company's local competitors is approximately $10,000. The Company's lower production costs give it a strategic advantage. The Company is currently developing software that will permit clients to create their own presentations using the software thereby further reducing production costs. However, there can be no guarantee that the software will be developed, or if developed, that it will not be obsolete when complete, or that it will be accepted by the public.

         Medical Imaging Software. The Company is presently under contract with Intermountain Health Care ("IHC") to develop medical imaging software to capture images generated by equipment used in medical procedures such as ultra-sound, catheter cameras, MRI's, and CAT scans. The software, which is currently being beta tested in nine operating rooms at IHC's Cottonwood Hospital, is designed to store images generated during medical procedures on a computer network. The software permits physicians and administrators to access and notate the images during or after the procedure from any computer on the network. The software also reduces the storage space required to maintain the images. The Company has by contract with IHC retained all rights, title and interest in and to the software except that the Company has agreed to license IHC to use the software in up to 30 operating rooms at no additional cost. The Company has filed a patent application to protect the source code. The Company expects beta testing to be completed by January 30, 2000. The Company then expects to market the software to other hospitals and medical professionals nationwide. The Company is aware of only one direct competitor, Smith & Nephew Dionics, Inc., which markets a product that stores medical images on a floppy disk and is not compatible with many networks. Unlike Smith & Nephew Dionics' program, the Company's software is a cross-platform system that works on most networks or as a stand-alone product and stores the data directly on a hard drive.

         Screen Saver Technology. The Company has developed technology for an interactive screen-saver for which a patent is pending. The screen saver technology permits network administrators to place any image they choose on the computer screen and to change or update the images as often as they desire. The screen saver software is also interactive. A link to a web site or a document can be placed on the screen saver to connect users to the advertised site if the user clicks on the link. The screen saver also monitors when the screen saver appears and who is logged on to the computer when it appears and records the information for marketing purposes. The Company expects to generate revenues from one-time licensing, advertising and annual maintenance fees.

         The Company believes that there are several uses for this software. First, businesses can use the screen saver to disseminate information and control what employees have on their computer screens when they are not in use since the program records when the screen saver appears. Second, schools and other organizations can use the program to raise funds from advertising as well as to disseminate information. Based on initial market research advertisers are paying 2(cent) per impression per day for banner advertisements. The Company believes, although it has conducted limited research to determine, that
advertisers   will  pay  at  least  1(cent)  per  impression  for  screen  saver advertising.

         The Company faces competition in the screen saver market from numerous competitors, some of whom have greater resources than the Company and technology presently in the market that permits network administrators to place any image they choose on the computer screen and to change or update the images as often as they desire. To the knowledge of the Company, none of screen saver software in the market is interactive. To be exact, none of the existing screen saver software keeps a record of when the screen saver appears and who is logged on the computer when the screen saver appears, nor does such software permit links to be placed on the screen saver. The Company believes the interactive features of its screen saver software program will give it a competitive advantage. However, there can be no assurance that the Company will be first to market with this technology, that its patent application will be approved or that there will be sufficient public interest to successfully market the software.

         Video Conferencing Technology. The Company has developed technology to compress video images transmitted over telephone lines thus reducing the bandwidth and therefore the time required for transmission. High-speed transmission of high-resolution video images presently requires a bandwidth of approximately 124 Kbs. The video conferencing equipment required to handle such bandwidth can be expensive, ranging from between $10,000 to $100,000. By compressing the bandwidth less sophisticated and less costly equipment can be used for video conferencing. A third party is presently using the Company's technology to operate video conferencing facilities in Guatemala City and Miami, Florida. The Company anticipates the opening of additional video conferencing centers in the year 2000. The Company is continuing to develop its video conferencing technology in hopes of reducing the cost of video conferencing to an amount comparable to the cost of a telephone call.

Merchanttranders, Inc.

         Merchanttranders, Inc. is a wholly owned subsidiary of the Company. Merchanttranders was organized in February 1999, as an e-commerce business to offer goods and services to the general public and members on a web site located at www.merchanttranders.com. Merchanttranders members are expected to receive discounts on all products and services sold plus benefits like discounts on hotels, rental cars and airfares. The general public is not expected to receive discounts or benefits. Merchanttraders' primary source of revenues is expected to come from selling memberships. Merchanttraders is negotiating with manufacturers and suppliers to advertise and sell their products and services on-line and hopes to commence operations by mid-2000.

Sales and Marketing

         The Company has two full-time sales persons, but expects to rely on wholesale distributors and sales persons with established distribution networks and contacts to market its products as they are developed. Such persons or organizations will be paid on a commission basis.

Employees

         As of December 31, 1999, the Company had 14 full and part-time employees. None of the Company's employees are represented by a union or other collective bargaining group. Management believes its relations with its employees are good.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS.

General

         Effective March 1, 1998, the Company began earning revenues and was no longer classified as a development stage company.

Results of Operations

         Six Months Ended August 31, 1999 Compared to the Six Months Ended August 31, 1998.

         Sales increased by $45,244 or 79%, to $102,530 for the six months ended August 31, 1999 from $57,286 for the comparable period in 1998. This increase was a result of sales of Quick Fixx 2000(R) software and customized software and computer products for clients. Costs of sales increased from $6,390 to $36,542 as the result of the increased sales.

         Marketing and selling expenses decreased by $17,727 or 83.35%, to $3,541 for the six months ended August 31, 1999 from $21,268 for the comparable period in 1998. This decrease was a result of focusing our sales efforts for Quick Fixx 2000(R) on the domestic market and only paying commissions and royalties on product that was actually bought and paid for. The Company expects its marketing and selling expenses to increase as it continues to increase its marketing and selling efforts as it acquires or develops additional technology products and services.

         General and administrative expenses increased by $207,550 or 243%, to $352,725 for the six months ended August 31, 1999 from $145,175 for the comparable period in 1998. This increase was a result of an increase in the number of employees and consultants employed by the Company as well as legal expenses. The Company expects that such expenses will continue to increase as the Company's operations expand and continue to develop.

         The Company did not incur research and development expenses for the six months ended August 31, 1999, nor in the comparable period in 1998. The Company's practice is to develop future products from the customized software it develops. Its research and development expenses are therefore substantially paid for by customers who retain the Company to develop customized software programs. The Company typically retains all rights to the software it develops.

         During the six months ended August 31, 1999, the Company incurred $5,512.83 of expenses in connection with the settlement of a lawsuit by Rex
Pitcher, a shareholder, against the Company based upon the sale by a former officer of the Company of stock of the Company held by that officer to Mr. Pitcher. The former officer allegedly made promises and incurred obligations that he could not legally fulfill.

         Fiscal Year Ended February 28, 1999 Compared to the Fiscal Year Ended February 28, 1998.

         For the first time in its operating history, the Company generated revenue from sales in fiscal year 1999. The amount of such revenue was $64,557. This was a result of sales of Quick Fixx 2000(R) software. Costs of such sales equaled $31,336.

         Although the Company did not generate revenue until fiscal year 1999, it did incur marketing and selling expenses in the prior fiscal year. Marketing and selling expenses increased by $35,999 or 720%, to $40,999 for the fiscal year ended February 28, 1999 from $5,000 for the fiscal year ended February 28, 1998. This increase was the result of increased marketing efforts. The Company expects to continue to increase its marketing and selling efforts as it acquires or develops additional technology products and services and as the current products are taken to market.

         General and administrative expenses increased by $313,820, or 671%, to $360,571 for the 1999 fiscal year end from $46,751 for the 1998 fiscal year end. This increase was a result of an increase in the number of employees and consultants employed by the Company as well as legal expenses. The Company expects that such expenses will continue to increase as the Company's operations expand, but at a slower rate, as the Company continues to develop.

         There were no research and development costs in fiscal year 1999.

Liquidity and Capital Resources

         At February 28, 1999, the Company had cash and other current assets of $94,535 as compared to cash and other current assets of $6,106 at February 28, 1998. The increase of $88,429 was primarily due to a private placement of the Company's common stock pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933 (the "1933 Act") and an increase in revenues from sales. The increase was partially offset by increased general and administrative costs and payments on debt obligations. As of February 28, 1999, the Company had no long-term debt obligations.

         The Company generated $155,000 from the private placement of 700,000 shares of common stock in March of 1999. The Company also borrowed $15,000 from an individual and an additional $10,000 from a second individual, neither of whom are shareholders of the Corporation, in August of 1999 pursuant to promissory notes, at the rate of 10% per annum with each note being respectively due and payable on August 12, 2000 and August 16, 2000. From August 26, 1998 to November 28, 1998 the Company raised a total of $310,000 from a private placement of its common stock.

ITEM 3.  PROPERTIES.

         The Company conducts its business operations at 324 South 400 West, Suite B, Salt Lake City, Utah, where it has approximately 7,105 square feet of office space under lease through February 29, 2004. Under the terms of the lease, the Company pays $6,051 per month, which amount increases by 4% annually. There is no renewal option under the terms of this lease. The Company, however, has an option to purchase the office building in which its offices are located for $800,000. The option expires on October 31, 2000. Management of the Company believes that it will either be able to negotiate a new lease on its existing space or obtain suitable other space in the Salt Lake City area upon the expiration of the existing lease.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock as of December 31, 1999 by
(i) each person known by the Company to be the beneficial owner of more than 5% of the Company's common shares; (ii) each of the Company's directors; (iii) each executive officer of the Company; and (iv) all the directors and executive officers as a group (4 persons). As of December 31, 1999, the Company had 23,151,330 shares of common stock issued and outstanding.

NAME AND ADDRESS                        NUMBER OF                PERCENT OF
OF BENEFICIAL OWNER                    SHARES OWNED                 CLASS
-------------------                    ------------                 -----
George E. Richards Jr.                  2,147,500(1)                8.49%
1992 S. Chokecherry
Bountiful, Utah  84010

Scott G. Adamson                        2,121,750(2)                8.4%
2485 S. Elaine Dr.
Bountiful, Utah  84010

Ron Poulton Trustee of Tech Trust       2,236,000                   8.81%
136 E. South Temple, Suite 1700-A
Salt Lake City, Utah  84111

Wilfred R. Blum                         1,785,000(3)                7.16%
1756 E. Wasatch Blvd.
Sandy, Utah  84092
------------------------------
1 The shares were issued to Richards & Associates, Inc., a Utah corporation, of which Mr. Richards is the sole shareholder, on May 5, 1999, as described in Item 7 - Related Party Transactions.

2        Shares were  acquired by Mr.  Adamson on August 9, 1999 as described in
         Item 7 - Related Party Transactions.

3 Consists of 685,000 shares held by Blum, Inc., a Utah corporation, of which Mr. Blum is a controlling shareholder, 300,000 shares held by Laura Blum, 100,000 shares held by Amber Blum, 100,000 shares held by Karli Blum, 100,000 shares held by Kerri Blum (all immediate family of Mr. Blum) and 500,000 options to purchase common stock of the company at an exercise price of $ 0.104 per share, which the

Larry D. Rogers                         1,000,000                  4.14%
1985 No. 1120 West
Provo, Utah  84604

Lombardi Research Foundation            4,000,000(4)               14.73%
47 East 400 South
Salt Lake City, UT 84111

All Officers and Directors              7,054,250                 23.35%
as a Group (4 persons)

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PARTNERS AND CONTROL PERSONS.

         The following table sets forth the name, office and age of each officer and director of the Company:

             Name                         Title                            Age
             ----                         -----                            ---
       George E. Richards, Jr.   Chairman, President & CEO                  37
       Wilfred R. Blum           Director                                   46
       Scott G. Adamson          Executive Vice President and Director      43
       Larry D. Rogers           Vice President and Director                43


         George E. Richards, Jr. has served as Chief Executive Officer and a director of the Company since March 1, 1999. Mr. Richards may be elected to successive terms of office. Since June, 1996 Mr. Richards has served as the President and a director of Richards & Associates, Inc., a financial consulting firm of which Mr. Richards is the sole shareholder. From May, 1993 to June, 1996, Mr. Richards was employed by The Goldenberg Group, Inc., a division of Plygem, Inc. Mr. Richards attended Cal State Fullerton.

         Scott G. Adamson has served as an Executive Vice President and a director of the Company since July, 1999. Mr. Adamson may be elected to successive terms of office. Since 1986, Mr. Adamson has served as the President and a director of SGA Financial Group, Inc, a financial company which he founded to provide project and debt financing, and currency conversion services. From 1981 to 1986, Chase Manhattan Bank employed Mr. Adamson in its Latin America division as a 2nd Vice President. Mr. Adamson received a Bachelors of Science in Business Administration from Weber State University in 1979 and a Masters of International Management from the American Graduate School of International Management in 1981.

         Larry D. Rogers has served as a Vice President and a director of the Company since June, 1999. Mr. Rogers may be elected to successive terms of office.  From 1986 to June,  1999,  Mr.  Rogers  served as
--------------------------------------------------------------------------------
         Company agreed to issue to Mr. Blum on December 15, 1999.

4 Shares were acquired by Lombardi Research Foundation in September of 1999 as described in Item 7 - Related Party Transactions.

the President and a director of Advice Productions, Inc., a production company developing video and multimedia marketing and training tools, which he founded and which was acquired by the Company in June 1999. From 1984 to 1986, Mr. Rogers was employed as an advertising account executive by Barenz & Associates, a Salt Lake City based advertising agency, where he produced video and graphical marketing products for clients. From 1980 to 1984, Mr. Rogers was employed first as the sales manager and then as the general manager of KEYY Radio. Mr. Rogers received a Bachelors of Arts in communications with emphasis in marketing and advertising from Brigham Young University in 1980.

         Wilfred R. Blum has served as a director since November, 1997. From May 1998 through February, 1999, Mr. Blum served as President and Chief Executive Officer of the Company. Mr. Blum is a licensed real estate agent and has been employed by Butch Johnson Reality as a land developer since 1996. Mr. Blum attended the Northern Alberta Institute of Technology.

         During the past five years, none of the officers and/or directors of the Company, nor any of the affiliates or promoters of the Company filed any bankruptcy petition, have been convicted in or been the subject of any pending criminal proceedings, or the subject of any order, judgment or decree involving the violation of any state or federal securities laws. There is no unresolved significant litigation outstanding against the Company or its officers and/or directors

ITEM 6.  EXECUTIVE COMPENSATION.

         The Company does not have a bonus, profit sharing, or deferred compensation plan. The following sets forth a summary of cash and non-cash compensation for each of the last three fiscal years ended February 28, 1999, 1998 and 1997, with respect to the Company's former and current Chief Executive Officer. No executive officer of the Company has earned a salary greater than $100,000 annually for any of the periods depicted.

                                                             SUMMARY COMPENSATION TABLE
                                                 ========================================================
                                                     Annual Compensation      Long-term Compensation
                                                                                      Awards
------------------------------------------------------------------------------------------------------------------------------
             Name and                Fiscal         Salary     Bonus         Restricted       Options/         All Other
        Principal Position           Year              ($)       ($)           Stock            SARs         Compensation
                                                                              Award(s)          (#)               ($)
                                                                                ($)
------------------------------------------------------------------------------------------------------------------------------
Wilfred Blum                            1999      $96,000(1)         -0-        -0-             -0-               -0-
Former Chief Exec. Officer              1998           -0-           -0-        -0-             -0-               -0-
                                        1997           -0-           -0-        -0-             -0-               -0-
------------------------------------------------------------------------------------------------------------------------------
George E. Richards, Jr.                 1999      $10,000(2)         -0-        -0-             -0-               -0-
Current Chief Exec. Officer             1998           -0-           -0-        -0-             -0-               -0-
                                        1997           -0-           -0-        -0-             -0-               -0-
==============================================================================================================================

1 Salary paid in stock. On January 25, 1999, the Company issued 1,600,000 shares of common stock valued at $.06 per share to Mr. Blum.

2 Salary paid in stock. On February 3, 1999, the Company issued 50,000 shares of common stock to Mr. Richards valued at $.20 per share.

                   OPTION GRANTS TO CERTAIN EXECUTIVE OFFICERS

         The Company did not issue any stock options during the last completed fiscal year ended February 28, 1999.

ITEM 7.  RELATED PARTY TRANSACTIONS.

         The information set forth herein describes certain transactions between the Company and certain affiliated parties. Future transactions, if any, will be approved by a majority of the disinterested members of the Company's Board of Directors and will be on terms no less favorable to the Company than those that could be obtained from unaffiliated parties.

         Ron Poulton, the trustee of Tech Trust, a shareholder owning more than five percent of the outstanding shares of stock of the Company, rendered legal services to the Company from 1985 to November, 1999. Legal fees and expenses paid or payable to Mr. Poulton in the nine month period ended November 30, 1999 totaled $28,988 and totaled $57,862 and $5,700 for the fiscal years ended February 28, 1999 and 1998, respectively.

         On December 23, 1999, the Company issued 147,500 shares of common stock to Richards & Associates, Inc., a Utah corporation, of which Mr. George E. Richards, Jr., the President and Chief Executive Officer of the Company, is the sole shareholder, 123,750 shares to Scott Adamson, its Executive Vice President, 69,300 shares to Larry D. Rogers, its Vice President, and an aggregate of 134,500 shares to all other employees as year-end employment bonuses.

         On December 15, 1999 the Company agreed to issue an option to purchase 500,000 shares of common stock, at an exercise price of $0.104 per share, to Mr. Wilfred Blum, a director of the Company, as repayment of $52,000 of reimbursements and other expenses allegedly owed by the Company to Mr. Blum. The Company is currently negotiating a written agreement regarding the same with Mr. Blum.

         In August of 1999 the Company reached an oral agreement with Cybercenters International, Inc. ("Cybercenters"), a principal shareholder of which is Scott Adamson, an Executive Vice President of the Company, to acquire all of the issued and outstanding stock of Cybercenters after February 28, 2000. As part of the transaction, the Company issued 342,000 shares of stock to three shareholders of Cybercenters in consideration for an oral agreement by such persons to pay an aggregate of $18,642 to the company. Mr. Adamson was issued 2,198,000 shares of common stock in consideration of an oral agreement to pay $131,880 to the Company. The foregoing obligations are not due and payable until the stock is sold. The Company has agreed to accept all the issued and outstanding shares of Cybercenters in lieu of the oral obligations after February 28, 2000. No interest accrues on the obligations.

         In July of 1999, Richards & Associates, Inc., a Utah corporation, of which Mr. Richards is the sole shareholder, and Wilfred Blum, a director of the Company, each pledged 2,000,000 shares of stock personally held by them (for an aggregate amount of 4,000,000 shares) to Lombardi Research Foundation to secure a short-term loan to the Company in the amount of $30,000. The proceeds of the loan were used to finance a business development trip to China and to purchase assets for the Company. The loan was to be repaid on or before August, 1999. When the loan was not repaid by August, 1999, Lombardi Research Foundation caused all 4,000,000 shares to be transferred to it pursuant to a security agreement. The shares pledged by Richards & Associates to secure the loan were issued to it on May 5, 1999 as described below. The shares pledged by Mr. Blum, however, were issued to Mr. Blum by the Company's transfer agent at Mr. Blum's request without the approval of the Company's Board of Directors. Since all of the proceeds of the loan were used for the Company's benefit, on December 23, 1999, the Company issued 2,000,000 shares of common stock to Richards & Associates to replace the shares that were transferred to Lombardi. The Company did not issue replacement shares to Mr. Blum. The Company has also implemented certain procedures to prevent the issuance of stock without the approval of the Company's Board of Directors.

         On May 5, 1999, the Company issued 2,000,000 shares of common stock to Richards & Associates, Inc., a Utah corporation, of which the current Chief Executive Officer and President, George E. Richards, Jr., is the sole shareholder, in consideration of an oral agreement to pay the Company $120,000. The obligation is not payable until the shares of stock are sold and no interest accrues on the obligation.

         The Company paid Albert Fretz, who at the time of the transaction was an officer of the Company, a royalty fee of $6,750 for the year ended February 28, 1999 to purchase the proprietary rights to the Quick Fixx 2000 software.

         On January 25, 1999, the Company issued 2,000,000 shares of restricted common stock valued at $.06 per share, for a total amount of $120,000 to Wilfred Blum, a director of the Company and its former Chief Executive Officer and President. Of the shares issued, 1.6 million shares or $96,000 worth of stock was issued for services rendered to the Company during the fiscal year ended February 28, 1999, and 400,000 shares or $24,000 worth of stock was issued to repay cash advances to the Company. On or about July, 1999, the Company loaned $12,340 to Mr. Blum. No note has been executed for this advance. The loan does not bear interest. The Company's management expects the loan to be repaid in calendar year 2000.

         On February 3, 1999, the Company issued 50,000 shares of restricted common stock valued at $.20 per share, for a total amount of $10,000 to Richards & Associates, Inc., a Utah corporation, of which Mr. George E. Richards, Jr., the current Chief Executive Officer and President of the Company, is the sole shareholder, for services rendered by Mr. Richards to the Company during the fiscal year ended February 28, 1999.

         On November 25 and December 2, 1998, the Company issued a total of 234,100 shares of restricted common stock valued at $.22 per share to D. Welker, who at the time of the transaction was an officer of the Company, to repay previous net unpaid cash advances to the Company of $51,500.

ITEM 8.  DESCRIPTION OF SECURITIES

         The authorized capital stock of the Company consists of 50,000,000 shares of common stock, $.001 par value per share. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. Upon liquidation or dissolution of the Company, the holders of common stock are entitled to receive, pro rata, assets remaining available for distribution to stockholders. The common stock has no cumulative voting, preemptive or subscription rights and is not subject to any future calls. There are no conversion rights or redemption or sinking fund provisions applicable to the shares of common stock. All outstanding shares of common stock are fully paid and nonassessable.

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         The Company's common stock was traded on the NASDAQ Bulletin Board until October 20, 1999, when quotation was transferred to the National Quotation Bureau's "Pink Sheets" pursuant to NASD Eligibility Rule 6530 issued on January 4, 1999, which provides that issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities and Exchange Act of 1934 are ineligible for listing on the NASDAQ Bulletin Board. Accordingly, there is currently a limited market for the Company's shares. The Company expects to apply to be listed on the NASDAQ Bulletin Board again upon the effectiveness of this registration statement.

         The following table sets forth the high and low bid prices for shares of the Company's common stock for the periods noted, as reported by the National Daily Quotation Service and the NASDAQ Bulletin Board. Quotations reflected inter-dealer prices, without mark-up, markdown or commission and may not represent actual transactions. There was no trading of the Company's common stock prior to the second quarter of the 1999 fiscal year, which commenced.

                                                             Bid Prices
  Fiscal Year               Period                      High             Low
  -----------               ------                      ----             ---
                        Current Period                  0.30             0.15
  Feb. 28, 2000         Third Quarter                   0.20             0.06
                        Second Quarter                  0.54             0.04
                        First Quarter                   1.25             0.13
  Feb. 28, 1999         Fourth Quarter                  1.40             0.08
                        Third Quarter                   2.98             1.25
                        Second Quarter                  3.00             2.50

         As of December 1, 1999, the Company had 22,872,000 shares of its common stock issued and outstanding, and there were 303 record stockholders. As of the date hereof, the Company has not paid or declared any cash dividends. The Company can give no assurance that it will generate future earnings from which cash dividends can be paid. Future payment of dividends by the Company, if any, is at the discretion of the Board of Directors and will depend, among other criteria, upon the Company's earnings, capital requirements, and its financial condition as well as other relative factors. Management has followed the policy of retaining any and all earnings to finance the development of the business. Such a policy is likely to be maintained as long as necessary to provide working capital for the Company's operations.

ITEM 2.  LEGAL PROCEEDINGS

         The Company knows of no litigation now pending or threatened against it or involving any of its properties or contract rights.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         On  August  31,  1999,   Commercial  Concepts,   Inc.  (the  "Company")
terminated its independent auditor relationship with David T. Thomson, P.C. ("Thomson").

         Thomson's report on the financial statements of the Company for the fiscal year ended February 28, 1998, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. The Thomson report for the fiscal year ended February 28, 1998, contained a statement as to the ability of the Company to continue as a going concern. Other than the foregoing, there were no adverse opinions or disclaimers of opinion, or qualifications or modifications as to uncertainty, audit scope or accounting principles.

         During the fiscal years ended February 28, 1997, 1998 and 1999, and the period March 1, 1999 through August 31, 1999, there were no disagreements with Thomson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures or any reportable events.

         On September 5, 1999 the Company engaged Fitzgerald Sanders, LLC ("Fitzgerald") as its independent auditors to audit and report on the financial statements of the Company for the fiscal year ended February 28, 1999, which had not yet been audited.

         The decision to change accountants was approved by the Company's Board of Directors. The Company authorized Thomson to respond fully to Fitzgerald's inquiries concerning the Company.

         Prior to engaging Fitzgerald, neither the Company nor anyone acting on its behalf consulted with Fitzgerald regarding the application of accounting principles to any specified transaction or the type of audit opinion that might be rendered on the Company's financial statements. In addition, during the Company's fiscal years ended February 28, 1999 and 1998, and during the period March 1, 1999 through August 31, 1999, neither the Company nor anyone acting on its behalf consulted with Fitzgerald with respect to any matters that were the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         On or about December 28, 1999, the company issued 475,050 shares of common stock to its employees, including each of its officers, as a year-end bonus for their services. The shares were issued in reliance on Section 4(2) of the 1933 Act.

         On or about October 10, 1999, the Company issued 400,000 shares to Manoj Associates, LLC, a Colorado limited liability company for $12,000. The shares were issued in reliance on Rule 504 of Regulation D promulgated under the 1933 Act.

         On or about July 19, 1999, the Company issued 370,000 shares to four persons it hired as employees or consultants as bonuses. The shares were issued in reliance on Section 4(2) of the 1933 Act.

         On or about June 15, 1999, the Company issued 1,000,000 shares to acquire the stock of Advice Productions, Inc. The shares were issued in reliance on Section 4(2) of the 1933 Act.

         On or about May 1, 1999, the Company sold 2,000,000 shares of common stock to an officer of the Company for $120,000. The transaction was exempt from Registration pursuant to Section 4(2) of the 1933 Act.

         From March 1, 1999 to date, the Company has sold 1,500,000 shares to unaffiliated investors in reliance on Rule 504 of Regulation D promulgated under the 1933 Act for $191,000.

         From August 26, 1998 to October 31, 1998 the Company sold a total of 1,221,000 shares to unaffiliated investors for $310,800 in reliance on Rule 504 of Regulation D promulgated under the 1933 Act. Proceeds were used to fund Company operations.

         On or about August 31, 1997 the Company issued 400,000 shares of its common stock to an unaffiliated third party to acquire sand and gravel rights in 200 acres of property located in Tooele, Utah. The stock was issued pursuant to Rule 504 of Regulation D promulgated under the 1933 Act.

         During fiscal years 1998 & 1997 certain officers, directors and stockholders of the Company contributed capital to the Company in the amount of $16,000 and $24,058 respectively no stock was issued in return for this contribution.

         In February 1998, the Company sold 2,500 shares of common stock for $5,000 and issued 100,000 shares valued at par value ($100) in conjunction with obtaining a software marketing rights for the original version of Quick Fixx 2000. The stock was issued in reliance on Rule 504 of Regulation D promulgated under the 1933 Act.

         During February 1997, the Company issued 200,000 shares of its common stock to an individual at par value for payment of services rendered to the Company. The shares were issued in reliance on Section 4(2) of the 1933 Act.

         During February 1997, 98,000 shares of common stock of the Company were issued in exchange for $197,705. The stock was issued in reliance on Rule 504 of Regulation D promulgated under the 1933 Act.

         Commencing on May 1, 1996 for a period of approximately sixty days, the Company issued 92,050 shares of common stock to unaffiliated third parties for $460,250 under Regulation D and similar exemptions from registration under the laws of various states.

         On or about April 29, 1996 the Company issued 4,000,000 common shares at par value to persons who had performed services for the Company. The shares were issued in reliance on Section 4(2) of the 1933 Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company is required pursuant to the Utah Revised Business Corporation Act to indemnify its officers and directors from liability to the extent that such officer or director is successful in defense of any proceedings. The Articles of Incorporation and Bylaws of the Company do not alter this statutory protection or provide any additional protection from liability. Under the Utah Revised Business Corporation Act the Company may purchase and maintain insurance on behalf of any director of officer against any liability asserted against him and incurred by him in any capacity.

                                    PART F/S

         The Company's financial statements for the years ended February 28, 1999 and 1998 and for the six months ended August 31, 1999 (unaudited) are attached to this Registration Statement.

                                    PART III

ITEMS 1 AND 2.  INDEX AND DESCRIPTION OF EXHIBITS

         2.1      Articles of Incorporation

         2.2      Bylaws

         6.1      Lease Agreement, dated Novemeber 10, 1999

         6.2      Office Building Lease, dated February 18, 1999

         6.3      First Amendment to Office Building Lease, dated
                  October 5, 1999

         6.4      Agreement to Develop Software, dated 7/27/99

         10.1     Consent of Fitzgerald Sanders, LLC

         10.2     Consent of David T. Thomson, P.C.

                                   SIGNATURES

         In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              COMMERCIAL CONCEPTS, INC.

Date: January 12, 2000                        By:  /s/ George Richards, Jr.
                                                   ------------------------
                                              Name:  George Richards, Jr.
                                              Title:  President and Chief
                                                      Executive Officer

                            COMMERCIAL CONCEPTS, INC.

                 FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

                        FEBRUARY 28, 1999, 1998 AND 1997

                        WITH ACCOUNTANTS' REPORT THEREON

                          Independent Auditor's Report

To the Board of Directors and Stockholders of Commercial Concepts, Inc.
Salt Lake City, Utah

We have audited the accompanying balance sheet of Commercial Concepts, Inc. (a Utah corporation) as of February 28, 1999 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and supplementary information of Commercial Concepts, Inc. as of February 28, 1998 and 1997, were audited by other auditors whose report dated March 11, 1998, on those statements included an explanatory paragraph that described a substantial doubt about the Company's ability to continue as a going concern due to losses from operations and limited working capital discussed on Note 4 to the financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commercial Concepts, Inc. as of February 28, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements as of February 28, 1999, have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations and has limited working capital. The factors raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Fitzgerald Sanders

Salt Lake City, Utah
December 21, 1999


                                             COMMERCIAL CONCEPTS, INC.

                                                  BALANCE SHEETS
                                            February 28, 1999 and 1998

                               ASSETS                                   1999            1998
                                                                  -----------     -----------
CURRENT ASSETS
         Cash in bank                                             $    77,695     $       721
         Deposits                                                           -           5,385
         Due from officer                                              12,340               -
         Inventory                                                      4,500               -
                                                                  -----------     -----------
              Total current assets                                     94,535           6,106
                                                                  -----------     -----------
EQUIPMENT
         Equipment                                                     38,033          26,202
         Less:  accumulated depreciation                               (7,213)         (1,010)
                                                                  -----------     -----------
              Net property and equipment                               30,820          25,192
                                                                  -----------     -----------
OTHER ASSETS
         Software marketing rights                                        100             100
                                                                  -----------     -----------

TOTAL ASSETS                                                      $   125,455     $    31,398
                                                                  ===========     ===========

                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
         Accounts payable                                         $    55,661     $     9,100
         Franchise taxes payable                                            -             905
         Stockholders' loans payable                                        -           2,975
                                                                  -----------     -----------
              Total Current Liabilities                                55,661          12,980
                                                                  -----------     -----------

STOCKHOLDERS' EQUITY
         Common Stock, $.001 par value, 50,000,000 shares
             authorized, 9,136,280, and 4,803,403 shares
             issued and outstanding, respectively                       9,136           4,803
         Additional paid-in capital                                 1,231,580         727,338
         Accumulated Deficit                                       (1,170,922)       (713,723)
                                                                  -----------     -----------
              Total Stockholders' Equity                               69,794          18,418
                                                                  -----------     -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $   125,455     $    31,398
                                                                  ===========     ===========

    The accompanying notes are an integral part of these financial statements

                                             COMMERCIAL CONCEPTS, INC.

                                             STATEMENTS OF OPERATIONS
                                 Years Ended February 28, 1999, and 1998 and 1997

                                                             1999               1998               1997
                                                        --------------     --------------     --------------

REVENUES:
         Sales                                          $       64,657     $            -     $            -
                                                        --------------     --------------     --------------
           Total Revenues                                       64,657                  -                  -

Less cost of goods sold                                         31,336                  -                  -
                                                        --------------     --------------     --------------
Gross Profit                                                    33,321                  -                  -
                                                        --------------     --------------     --------------

EXPENSES
         General and Administrative expenses                   360,571             46,751            204,617
         African project-funds transferred
             to other members of venture                             -             43,357             35,025
         Services provided for common stock                    121,275                  -                  -
         Bad Debts                                                   -                  -            198,000
         Depreciation                                            6,203             24,421              9,333
         Loss on building reconveyance and
             equipment abandonment                                   -             83,600                  -
                                                        --------------     --------------     --------------
           Total Expenses                                      488,049            198,129            446,975
                                                        --------------     --------------     --------------
NET LOSS FROM OPERATIONS                                      (454,728)          (198,129)          (446,975)
                                                        --------------     --------------     --------------

OTHER INCOME (EXPENSE)
         Miscellaneous income                                        -              1,244              2,010
         Interest income                                           159                 19                806
         Interest expense                                       (2,630)                 -                (75)
                                                        --------------     --------------     --------------
NET LOSS                                                $     (457,199)    $     (196,866)    $     (444,234)
                                                        ==============     ==============     ==============
LOSS PER SHARE                                          $         (.08)    $        (0.04)    $         (.12)
                                                        ==============     ==============     ==============

    The accompanying notes are an integral part of these financial statements

                                             COMMERCIAL CONCEPTS, INC.

                                         STATEMENT OF STOCKHOLDERS' EQUITY
                                 Years Ended February 28, 1999, and 1998 and 1997

                                                                               Capital in
                                                        Common Stock            Excess of       Accumulated
                                                    Shares         Amount       Par Value         Deficit
                                                  ---------       --------      ----------      -----------

BALANCE, February 28, 1996                          310,880       $    311      $   63,936      $   (72,623)

Contributed Capital, August 31, 1996                      -              -              15                -

Issuance of common stock for services at
$.001  per share, April 1996                      4,000,000          4,000               -                -

Issuance of common stock for cash at
$5.00 per share at various dates during
the period                                           92,050             92         460,158                -

Contributed capital, September  and
October and January, 1997                                 -              -          24,043                -

Issuance of common stock for services at
par value $.001per share, February, 1997            200,000            200               -                -

Issuance of common stocks for cash at
approximately $2.02 per share, February              98,000             98         197,607                -

Direct Costs of common stock offering
and common stock issuance                                 -              -         (39,419)               -

Net loss for the year ended,
February 28, 1997                                         -              -               -         (444,234)
                                                  ---------       --------      ----------      -----------
Balance, February 28, 1997                        4,700,930       $  4,701      $  706,340      $  (516,857)

   The accompanying notes are an integral part of these financial statements.

                                             COMMERCIAL CONCEPTS, INC.
                                         STATEMENT OF STOCKHOLDERS' EQUITY
                               Years Ended February 28, 1999, and 1998 and 1997 (Continued)

                                                                               Capital in
                                                        Common Stock            Excess of       Accumulated
                                                    Shares         Amount       Par Value         Deficit
                                                  ---------       --------      ----------      -----------
BALANCE, February 28, 1997                        4,700,930       $  4,701      $  706,340      $  (516,857)

Issuance of shares for software and
documentation at par value ($.001)
February 1998                                       100,000            100               -                -

Contributed capital, January  and
February, 1998                                            -              -          16,000                -

Issuance of common stock for cash at
$2.00 per share, February, 1998                       2,500              2           4,998                -

Net loss for the year ended
February 28, 1998                                         -              -               -         (196,866)
                                                  ---------       --------      ----------      -----------
BALANCE, February 28, 1998                        4,803,430       $  4,803      $  727,338      $  (713,723)

Issuance of common stock for cash at
various dates during the year                     1,221,000          1,671         315,500                -

Issuance of common stock for services at
various dates during the year                     2,475,000          2,000         114,150                -

Issuance of common stock for
repayment of officer advances at various
dates during the year                               639,000            662          74,592                -

Net loss for the year ended
February 28, 1999                                         -              -               -         (457,199)
                                                  ---------       --------      ----------      -----------
Balance, February 28, 1999                        9,138,430       $  9,136      $1,231,580      $(1,170,922)
                                                  =========       ========      ==========      ===========

   The Accompanying notes are an integral part of these financial statements.

                                             COMMERCIAL CONCEPTS, INC

                                              STATEMENT OF CASH FLOWS
                                      Years Ended February 28, 1999 and 1998

                                                                1999            1998              1997
                                                            ------------    -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES
         Net (loss) from current operations                 $   (457,199)   $    (196,866)    $    (444,234)
         Items not requiring current cash flows:
             Services paid in stock                              121,275                -             4,200
             Decrease in officer loans paid in stock              28,929                -                 -
             Depreciation                                          6,203           24,421             9,333
             Loss on building reconveyance                             -           83,600                 -
             Assets conveyed to individuals as
               compensation                                            -           21,092                 -
         Changes in assets and liabilities
             (Increase) in deposits                                5,385           (5,385)                -
             (Increase) in due to officer                              -                -            (1,750)
             (Increase) in receivable                                  -                -          (175,000)
              Increase in bad debt allowance                           -                -           175,000
             (Increase) in inventory                              (4,500)               -                 -
             (Increase) in receivable bad debt
                allowance                                              -                -                 -
             (Increase) in promissory note                             -                -           (20,000)
             Increase in promissory note bad debt
                allowance                                              -                -            20,000
             (Increase) decrease in stock sales
                receivable                                             -           30,023           (30,023)
             (Decrease) increase in accounts payable              46,561            8,382            (7,098)
             (Decrease) increase in accrued liabilities                -           (7,488)            7,488
             Increase (decrease) in franchise taxes                 (905)             100               245
                                                            ------------    -------------     -------------
         Net Cash Flows used in Operating Activities            (254,251)         (42,121)         (461,839)
                                                            ------------    -------------     -------------

CASH FLOWS FROM INVESTING ACTIVITIES
         Purchase of building and equipment                      (11,831)          (7,850)         (405,788)
                                                            ------------    -------------     -------------
         Net Cash Flows used in Investing Activities             (11,831)          (7,850)         (405,788)
                                                            ------------    -------------     -------------

CASH FLOWS FROM FINANCING ACTIVITIES
         Cash receipts from sale of stock and capital
         contributions                                           311,800           21,000           682,013
         Cost of stock sales and stock offerings                       -                -           (39,419)
         Stockholder loans                                        31,256            4,725           250,000
                                                            ------------    -------------     -------------
         Net Cash Flows from Financing Activities                343,056           25,725           892,594
                                                            ------------    -------------     -------------

   The accompanying notes are an integral part of these financial statements.

                                             COMMERCIAL CONCEPTS, INC.
                                        STATEMENT OF CASH FLOWS (Continued)
                                 Years Ended February 28, 1999, and 1998 and 1997

                                                                1999            1998              1997
                                                            ------------    -------------     -------------
NET INCREASE (DECREASE) IN CASH                             $     76,974    $     (24,246)    $      24,967

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     721           24,967                 -
                                                            ------------    -------------     -------------
CASH AND EQUIVALENTS AT END OF PERIOD                       $     77,695    $         721     $      24,967
                                                            ============    =============     =============

SUPPLEMENTAL INFORMATION:
CASH PAID FOR:
               Interest                                     $      2,630    $           -     $          75
                                                            ============    =============     =============
               Income taxes                                 $        100    $         100     $         100
                                                            ============    =============     =============

NON CASH TRANSACTIONS
         Shares issued to pay for services                  $    121,275    $           -     $       4,200
                                                            ============    =============     =============
         Shares conveyed to officers for loan
         repayments                                         $     28,929    $      21,092     $           -
                                                            ============    =============     =============
         Shares issued for software and documentation       $        100    $           -     $           -
                                                            ============    =============     =============

    The accompanying notes are an integral part of these financial statements

                  AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

Our report on our audit of the basic financial statements of Commercial Concepts, Inc. for 1999 appears on page 2. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedule of General and Administrative Expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole. The supplementary information of Commercial Concepts, Inc. as of February 28, 1998, was audited by other auditors whose report dated March 11, 1998, expressed an unqualified opinion on that supplementary information.


/s/ Fitzgerald Sanders


Salt Lake City, Utah
December 21, 1999

                                             COMMERCIAL CONCEPTS INC.
                                  Schedule of General and Administrative Expense
                                 Years Ended February 28, 1999, and 1998 and 1997

                                                            1999             1998             1997
                                                         ----------       ----------      ------------
Accounting                                               $    6,353       $    4,880      $      1,445
Bank Charges                                                  2,091              622             1,074
Taxes and licenses                                            1,798                -               210
Consulting fees                                              16,090           26,211            78,183
Education and seminars                                            -               64               747
Postage and deliveries                                        1,058                -               227
Salaries and wages                                          131,765                -            23,000
Insurance                                                         -                -               850
Investor relations                                                -            1,292             7,491
Janitorial                                                        -                -               933
Laboratory supplies                                               -                -             6,216
Legal                                                        57,862            5,700                 -
Maintenance and repairs                                       3,385               81               208
Marketing                                                    40,999            5,000                 -
Meals and entertainment                                           -                -             1,711
Office lease                                                      -            1,340                 -
Office supplies                                               8,346               78             5,016
Rental equipment                                                  -                -             1,063
Subcontractors                                                    -                -             3,160
Tools                                                         1,755              424               233
Telephone                                                    21,348              105             9,468
Travel                                                       24,751              594                 -
Rent                                                         31,247                -             3,622
Utilities                                                       859              250             2,758
Other Expenses                                               10,864               10               914
State franchise tax                                               -              100               100
African Project
      Travel                                                      -                -            21,281
      Supplies and equipment                                      -                -            28,750
      Shipping and freight                                        -                -             5,957
                                                         ----------       ----------      ------------
     Total general and administrative expense            $  360,571       $   46,751      $    204,617
                                                         ==========       ==========      ============

                            COMMERCIAL CONCEPTS, INC

                          NOTES TO FINANCIAL STATEMENTS

                           FEBRUARY 28, 1999 AND 1998

NOTE 1  -  SIGNIFICANT ACCOUNTING POLICIES

Business Operations The Company develops, markets and supports multimedia software, information technology for customers' computer based applications, and development of telecommunications retail locations for the general public.

Development Stage Classification - Commercial Concepts, Inc. was incorporated in the state of Utah on March 1, 1984. Until February 28, 1998, the Company has been defined as a development stage company because it had not commenced planned principal operations and did not have operational revenues, but only sold its common stock to the public. In November 1997, the Company experienced a change in its Board of Directors and management. Under the new management the Company has been engaged in the purchasing of computer software products and in marketing and distributing them, and effective March 1, 1998, has been an operating company not subject to development stage company disclosures.

Revenue Recognition - Revenue consists primarily of sales of software and information technology for customers' computer based applications. Revenue is recognized upon sale. The Company provides technical support at no charge to customers, generally no technical assistance beyond installation support is required.

Provision for income taxes - No provision for income taxes has been made in the financial statements due to operating losses. The State of Utah franchise taxes have been included in operating expenses in the statements of operations. Income tax expense includes federal and state taxes currently payable and deferred income taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from depreciable assets where different methods of depreciation are used and the allowances for bad debt which is not deductible for income tax purposes. Due to operating losses no provision for deferred income taxes has been made.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories - Inventories are stated at the lower of cost or market on a first-in, first-out basis and consist of packaged software and related packaging supplies.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            COMMERCIAL CONCEPTS, INC

                           FEBRUARY 28, 1999 AND 1998

Equipment - The cost of equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related leases or the estimated useful lives of the assets. Depreciation is computed on the straight-line method for financial reporting purposes and on the MACRS method for income tax purposes.

Income Taxes - Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Concentrations of Credit Risk - The Company develops and markets multimedia software, information technology for computer based applications. In the course of such activities, the Company will extend credit to customers located principally in the Intermountain West. However, the Company is involved in E commerce with potentially national and global markets and customers.

NOTE 2  -  PUBLIC OFFERING OF COMMON STOCK

At inception, the Company offered and sold 1,000,000 shares of its authorized but unissued stock to the public. An offering price of $.10 per share was determined by the Company. There are no options or warrants outstanding to acquire the stock of the Company as of February 28, 1999.

In May 1996, the Company commenced a private offering of common stock pursuant to an exemption from registration under Regulation D of the Security and Exchange Commission. 92,050 shares were sold and a total of $460,205 in capital was raised.

Since inception the Company has privately sold for cash and exchanged common stock for services and property at various times.

NOTE 3  -  SOFTWARE DEVELOPMENT COSTS

The Company has capitalized the acquisition cost of Quick Fix 2000, a Y2K fix, but no other software costs have been capitalized. The Company's policy is to expense research and development costs until technological feasibility is reached and all related research and development activities are completed, subsequent production expenses to bring the product to market are then capitalized. Capitalization of software costs is discontinued when the product is available for general release to customers. No amortization of capitalized software costs has been included in the accompanying statements of operations.

NOTE  4  -  GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial losses. In addition, the Company has used almost all of its working capital and has stockholders' deficits from inception, which raise substantial doubt as to the Company's ability to continue as a going concern.

                            COMMERCIAL CONCEPTS, INC

                           FEBRUARY 28, 1999 AND 1998

NOTE 4 - GOING CONCERN, CONTINUED

In view of these matters, continued existence of the Company is dependent upon its ability to develop working capital and to attract equity investment, in order to meet current and future creditors' demands and to attain future profitable operations. In order to develop additional working capital and attract continued equity investment the Company has reorganized management, formulated a new business plan, and developed and marketed new business products. Management believes that the actions presently being taken will provide the opportunity for the Company to continue as a going concern.

NOTE 5  -  INCOME TAXES

During the year ended February 28, 1998, temporary differences giving rise to deferred tax assets and liabilities consisted of bad debt allowance reported differently for tax purposes and financial reporting and excess of depreciation for tax purposes over the amount for financial reporting purposes.

Deferred tax assets and deferred tax liability comprise the following at February 28, 1998:

                                                      1999             1998
                                                  ---------        ---------
Deferred tax asset:
         Bad debt allowance                       $       -        $  66,300
         Net operating loss carryforwards           340,550           85,102
                                                  ---------        ---------
                                                    340,550          251,402
 Deferred tax liability
         Excess tax depreciation                          -           (1,305)
                                                  ---------        ---------

Net deferred tax benefit before allowance           340,550          250,097
Valuation                                          (340,550)        (250,097)
                                                  ---------        ---------
Federal and state net deferred tax benefit        $       0        $       0
                                                  =========        =========

For federal and state purposes the Company has unused net operating loss carry forwards to offset future taxable income which expire as follows:

   Year Ending
    February 28             Federal                  State
    -----------             -------                  -----
       2000                   $43,418                3,763
       2001                     8,617                1,364
       2001                    14,355              249,924
       2007                       548              221,790
       2008                       115              457,099
       2009                       123                    -
       2010                     3,863                    -
       2011                     1,464                    -
       2012                   250,024                    -
       2013                   221,890                    -
       2019                   457,199                    -
                              -------             --------
                           $1,001,616             $933,940
                           ==========             ========

                            COMMERCIAL CONCEPTS, INC

                           FEBRUARY 28, 1999 AND 1998

NOTE 6  -  SUBSEQUENT EVENTS

On June 10, 1999, the Company acquired all the outstanding stock of Advice Productions, Inc. The acquisition has been accounted for as a purchase. The total purchase price was $200,000, paid in 1,000,000 shares of restricted Company common stock valued at $.20 per share. The Company received accounts receivable, equipment, and liabilities, but the purchase price exceeded the fair value of net assets received by $200,000, which excess will be recorded as goodwill in the financial statements. Simultaneous with the acquisition, the Company entered into a five year employment contract with the principal of the seller, which set forth, among other matters, the manner in which compensation will be computed, and also allowed for bonuses and profit sharing. Advice Productions, Inc. was previously operated as a sole proprietorship, but incorporated immediately prior to the acquisition, and therefore had no corporate operations to be combined with Company operations. The operations of Advice Productions, Inc. from the date of the acquisition will be included with subsequent Company operations in any subsequent financial statements of the Company.

Effective March 1, 1999, the Company accepted the resignations of Wilfred R. Blum as President, David Welcker as Vice President, and Albert E.S. Fretz as Vice President. The Board of Directors appointed George Richards as the new President, and appointed Wilfred. S. Blum as Secretary Treasurer. On September 14, 1999, the Board accepted the resignation of Wilfred R. Blum as Secretary Treasurer, and appointed V. Kelly Randal as Secretary Treasurer. Wilfred R. Blum will continue as a member of the Board of Directors.

NOTE 7  - RELATED PARTY TRANSACTIONS

The Company has transactions with certain stockholders and officers who receive compensation paid in the form of wages, royalties and consulting fees.

The Company paid an officer a royalty fee of $6,750 for the year ended February 28, 1999.

On January 25, 1999, the Company issued 2,000,000 shares of restricted common stock to an officer valued at $.06 per share, for a total amount of $120,000. $96,000 was recorded as services for the year ended February 28, 1999, and $24,000 was a repayment for previous cash advances to the Company. As of February 28, 1999, the officer owed the Company $12,340. No note has been executed for this advance. Company management expects this will be repaid in the following fiscal year.

On February 3, 1999, the Company issued 50,000 shares of restricted common stock to a Company officer valued at $.20 per share, for a total amount of $10,000, which was recorded as services for the year ended February 28, 1999.

On November 25 and December 2, 1998, the Company issued a total of 234,100 shares of restricted common stock valued at $.22 per share to repay previous net unpaid cash advances to the Company of $51,500, from a former Company officer.

                            COMMERCIAL CONCEPTS, INC

                           FEBRUARY 28, 1999 AND 1998

NOTE 8  - OPERATING LEASES

As of February 28, 1999 the Company leased office space under a five year operating lease commencing March 1, 1999. The agreement provides for an annual base rent of $27,720.

Net future minimum rental payments required under the operating lease for office facilities as of February 28, 1999, are as follows:

         Year ended February 28,    2000                 $27,720
                                    2001                 $27,720
                                    2002                 $27,720
                                    2003                 $27,720
                                    2004                 $27,720

As of February 28, 1998, the Company leased office space for $2,885 per month for 12 months and had an option to purchase the leased space for $225,000 with a down payment of $22,500. The Company has since moved from this office space, and the purchase option as of February 28, 1998, has expired.

NOTE 9  -  LITIGATION

The Company was a defendant in litigation wherein the plaintiff sought rescission and monetary damages in connection with the purchase of 50,000 shares of company common stock directly from a former officer of the Company. Without authorization from the Board of Directors, the former officer made certain promises and incurred certain obligations in connection with the stock sale, which the Company subsequently determined it could not legally fulfill.

On December 21, 1999, this lawsuit was mutually settled and dismissed. All parties have waived all claims, liabilities and demands. As a part of the settlement, the Company has agreed to issue 360,000 shares of restricted common stock to the plaintiff.

NOTE  10  - NON COMPLIANCE WITH NASD REPORTING REQUIREMENTS

Effective April 1999, the NASD enacted new rules requiring all OTC: BB listed companies to be "fully reporting", as defined by the Securities and Exchange Commission. Under the new reporting requirements, the Company was delinquent in filing financial information and was "delisted" on October 20, 1999. Steps have been taken to cure the deficiency, including completion of the audited financials for the current year. Upon completion and filing of the current year audited financials, interim financials statements, and SEC Form 10, the Company expects the deficiency to be satisfied, and anticipates reinstatement with NASD.

                            COMMERCIAL CONCEPTS, INC.

                 FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

                            AUGUST 31, 1999 AND 1998

                        WITH ACCOUNTANTS' REPORT THEREON

To the Board of Directors of
Commercial Concepts, Inc.
Salt Lake City,  Utah

We have compiled the accompanying balance sheet of Commercial Concepts, Inc. as of August 31, 1999 and 1998, the related statements of operations and cash flows, and the schedule of general and administrative expenses for the six months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other from of assurance on them.


/s/ Fitzgerald Sanders


Salt Lake City, Utah
December 21, 1999

                                             COMMERCIAL CONCEPTS, INC.
                                                  BALANCE SHEETS
                                             August 31, 1999 and 1998

                             ASSETS                                 1999            1998
                                                                 ----------     -----------
CURRENT ASSETS
     Cash in bank                                                $      672     $        28
     Accounts receivable                                             55,850               -
     Inventory                                                        4,500               -
     Prepaid expenses                                                 9,634              28
                                                                 ----------     -----------
       Total current assets                                          70,656

EQUIPMENT
     Equipment                                                       67,815          38,033
     Less: accumulated depreciation                                 (14,013)         (1,010)
        Property and equipment - net                                 53,802          37,023
                                                                 ----------     -----------
OTHER ASSETS
     Investment in Advice Productions, Inc.                         200,000               -
     Software marketing rights                                          100             100
     Officer and shareholder loans                                    5,490               -
                                                                 ----------     -----------
TOTAL ASSETS                                                     $  330,048     $    37,151
                                                                 ==========     ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts Payable and accrued expenses                       $   56,956     $    14,671
     Shareholder advances payable                                    36,020          71,231
                                                                 ----------     -----------
       Total Current Liabilities                                     92,976          85,902

STOCKHOLDERS EQUITY
     Common Stock, $.001 par value, 50,000,000 shares
        authorized,19,988,430, and 4,803,403 shares
        issued and outstanding, respectively                         19,986           4,893
     Stock subscriptions receivable                                (270,522)              -
     Additional paid-in capital                                   2,014,193         754,364
     Accumulated Deficit                                         (1,526,585)       (808,008)
                                                                 ----------     -----------
       Total Stockholders' Equity                                   237,072         (48,751)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $  330,048     $    37,151
                                                                 ==========     ===========

   The accompanying notes are an integral part of these financial statements.

                                             COMMERCIAL CONCEPTS, INC.
                                              STATEMENT OF OPERATIONS
                                     Six Months Ended August 31, 1999 and 1998

                                                                    1999            1998
                                                                 ----------     -----------
REVENUES:
Sales                                                            $  102,530     $    57,286
Less cost of goods sold                                             (36,542)         (6,391)
                                                                 ----------     -----------
Gross Profit                                                         65,988          50,895

EXPENSES
      General and Administrative Expenses                           352,725         145,175
      Services provided for common stock                             58,995               -
      Depreciation                                                    6,800               -
                                                                 ----------     -----------

      Total Expenses                                                418,520         145,175
                                                                 ----------     -----------
NET LOSS FROM OPERATIONS                                           (352,532)        (94,280)
                                                                 ----------     -----------
OTHER INCOME (EXPENSE)
      Interest                                                        3,131               5
                                                                 ----------     -----------
NET LOSS                                                         $ (355,663)    $   (94,285)
                                                                 ==========     ===========
NET LOSS PER SHARE                                               $     (.05)    $      (.02)
                                                                 ==========     ===========

   The accompanying notes are an integral part of these financial statements.

                                             COMMERCIAL CONCEPTS, INC.
                                              STATEMENT OF CASH FLOWS
                                     Six Months Ended August 31, 1999 and 1998

                                                                     1999           1998
                                                                 ----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES
        Net (loss) from current operations                       $ (355,663)    $   (94,285)
        Items not requiring current cash flows:
          Services paid in stock                                     58,995               -
          Depreciation                                                6,800               -
        Changes in assets and liabilities:
          (Increase) in prepaid expenses                             (9,634)              -
          (Increase) in receivable                                  (55,850)              -
          (Decrease) increase in accounts payable                     1,295           5,572
          Increase (decrease) in franchise taxes                          -            (905)
                                                                 ----------     -----------
          Net Cash Flows used in Operating Activities              (354,057)        (89,618)

CASH FLOWS FROM INVESTING ACTIVITIES
          Purchase of building and /or equipment                    (29,782)        (11,831)
                                                                 ----------     -----------
          Net Cash flows used in Investing Activities               (29,782)        (11,831)
                                                                 ----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
          Cash receipts from sale of stock and capital
                 contributions                                      264,928          32,500
          Stockholder loans                                          41,888          68,256
                                                                 ----------     -----------
          Net Cash Flows from Financing Activities                  306,816         100,756
                                                                 ----------     -----------
NET INCREASE (DECREASE) IN CASH                                     (77,023)           (693)

CASH AND CASH EQUIVALENTS AT BEGINNING
OF PERIOD                                                            77,695             721
                                                                 ----------     -----------
CASH AND EQUIVALENTS AT END OF PERIOD                            $      672     $        28
                                                                 ==========     ===========
SUPPLEMENTAL INFORMATION:
CASH PAID DURING THE YEAR FOR:
NON CASH TRANSACTIONS                                            $    3,131     $         6
                                                                 ==========     ===========
          Shares issued to pay for services                      $   58,995     $        -
                                                                 ==========     ===========
          Shares issued for investment in
          Advice Productions, Inc.                               $  200,000     $        -
                                                                 ==========     ===========

   The accompanying notes are an integral part of these financial statements.

                            COMMERCIAL CONCEPTS, INC.
                 Schedule of General and Administrative Expenses
                    Six Months ended August 31, 1999 and 1998

                                                1999                1998
                                             ---------          ----------
Accounting                                   $   1,000          $    6,203
Taxes and licenses                                 114                   -
Consulting fees                                177,802               5,000
Postage and deliveries                           2,946                  59
Salaries and wages                              69,668              51,987
Insurance                                          583                   -
Investor relations                               1,177                   -
Legal                                           18,559               5,455
Maintenance and repairs                            611               3,315
Marketing                                        3,541              21,268
Meals and entertainment                            151                   -
Office Supplies                                  4,986               8,306
Rental equipment                                 2,527                   -
Tools                                            2,298               1,755
Telephone                                       17,439               8,706
Travel                                          46,371              16,740
Rent                                             2,310              13,407
Utilities                                          138               2,974
Other Expenses                                     504                   -
                                             ---------          ----------
   Total general and administrative expenses $ 352,725          $  145,175
                                             =========          ==========

                            COMMERCIAL CONCEPTS, INC

                          NOTES TO FINANCIAL STATEMENTS

                            AUGUST 31, 1999 AND 1998

NOTE 1  -  SIGNIFICANT ACCOUNTING POLICIES

Business Operations The Company develops, markets and supports multimedia software, information technology for customers' computer based applications, and development of telecommunications retail locations for the general public.

Development Stage Classification - Commercial Concepts, Inc. was incorporated in the state of Utah on March 1, 1984. Until February 28, 1998, the Company has been defined as a development stage company because it had not commenced planned principal operations and did not have operational revenues, but only sold its common stock to the public. In November 1997, the Company experienced a change in its Board of Directors and management. Under the new management the Company has been engaged in the purchasing of computer software products and in marketing and distributing them, and effective March 1, 1998, has been an operating company not subject to development stage company disclosures.

The Company has elected a February 28 fiscal year end for accounting and reporting purposes.

Provision for income taxes - No provision for income taxes has been made in the financial statements due to operating losses. The State of Utah franchise taxes have been included in operating expenses in the statements of operations. Income tax expense includes federal and state taxes currently payable and deferred income taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from depreciable assets where different methods of depreciation are used and the allowances for bad debt which is not deductible for income tax purposes.

Inventories - Inventories are stated at the lower of cost or market on a first-in, first-out basis, and consist of packaged software and related packaging supplies.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment - The cost of equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related leases or the estimated useful lives of the assets. Depreciation is computed on the straight-line method for financial reporting purposes and on the MACRS method for income tax purposes.

Income Taxes - Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

                            COMMERCIAL CONCEPTS, INC

                          NOTES TO FINANCIAL STATEMENTS

                       AUGUST 31, 1999 AND 1998, CONTINUED

NOTE 2  -  PUBLIC OFFERING OF COMMON STOCK

At inception, the Company offered and sold 1,000,000 shares of its authorized but unissued stock to the public. An offering price of $.10 per share was determined by the Company. There are no options or warrants outstanding to acquire the stock of the Company as of February 28, 1999.

In May 1996, the Company commenced a private offering of common stock pursuant to an exemption from registration under Regulation D of the Security and Exchange Commission. 92,050 shares were sold and a total of $460,205 in capital was raised.

Since inception the Company has privately sold for cash and exchanged common stock for services and property at various times.

NOTE 3  -  SOFTWARE DEVELOPMENT COSTS

The Company has capitalized the acquisition cost of Quick Fix 2000, a Y2K fix, but no other software costs have been capitalized. The Company's policy is to expense research and development costs until technological feasibility is reached and all related research and development activities are completed, subsequent production expenses to bring the product to market are then capitalized. Capitalization of software costs o discontinued when the product is available for general release to customers. No amortization of capitalized software costs has been included in the accompanying statements of operations.

NOTE  4  -  GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial losses. In addition, the Company has used almost all of its working capital and has stockholders' deficits from inception, which raise substantial doubt as to the Company's ability to continue as a going concern.

In view of these matters, continued existence of the Company is dependent upon its ability to develop working capital and to attract equity investment, in order to meet future and current creditors' demands and to attain future profitable operations. In order to develop additional working capital and attract continued equity investment the Company has reorganized management, formulated a new business plan, and developed and marketed new business products. Management believes that the actions presently being taken will provide the opportunity for the Company to continue as a going concern.

                            COMMERCIAL CONCEPTS, INC

                          NOTES TO FINANCIAL STATEMENTS

                       AUGUST 31, 1999 AND 1998, CONTINUED

NOTE 5  -  INCOME TAXES

For federal and state purposes the Company has unused net operating loss carry forwards to offset future taxable income which expire as follows:

   Year Ending
    February 28              Federal                State
    -----------              -------                -----
       2000                   $43,418                3,763
       2001                     8,617                1,364
       2001                    14,355              249,924
       2007                       548              221,790
       2008                       115              457,099
       2009                       123                    -
       2010                     3,863                    -
       2011                     1,464                    -
       2012                   250,024                    -
       2013                   221,890                    -
       2019                   457,199                    -
                           ----------             --------
                           $1,001,616             $933,940
                           ==========             ========


NOTE 6 - Purchase of Advice Productions, Inc.

On June 10, 1999, the Company acquired all the outstanding stock of Advice Productions, Inc. The acquisition has been accounted for as a purchase. The total purchase price was $200,000, paid in 1,000,000 shares of restricted Company common stock valued at $.20 per share. The Company received accounts receivable, equipment, and liabilities, but the purchase price exceeded the fair value of net assets received by $200,000, which excess will be recorded as goodwill in the financial statements. Simultaneous with the acquisition, the Company entered into a five year employment contract with the principal of the seller, which set forth, among other matters, the manner in which compensation will be computed and allowed for bonuses and profit sharing. Advice Productions, Inc. was previously operated as a sole proprietorship, but incorporated immediately prior to the acquisition, and therefore had no corporate operations to be combined with Company operations. The operations of Advice Productions, Inc. from the date of the acquisition will be included with Company operations in any subsequent financial statements of the Company.

NOTE 7 - SUBSEQUENT EVENTS

Effective March 1, 1999, the Company accepted the resignations of Wilfred R. Blum as President, David Welcker as Vice President, and Albert E.S. Fretz as Vice President. The Board of Directors appointed George Richards as the new President, and appointed Wilfred. S. Blum as Secretary Treasurer. On September 14, 1999, the Board accepted the resignation of Wilfred R. Blum as Secretary Treasurer, and appointed V. Kelly Randal as Secretary Treasurer. Wilfred R. Blum will continue as a member of the Board of Directors.

                            COMMERCIAL CONCEPTS, INC

                          NOTES TO FINANCIAL STATEMENTS

                       AUGUST 31, 1999 AND 1998, CONTINUED

NOTE 8  - RELATED PARTY TRANSACTIONS

The Company has transactions with certain stockholders and officers who receive compensation paid in the form of wages, royalties and consulting fees.

On May 5, 1999, 2,000,000 shares of restricted common stock were issued to a Company officer valued at $.06 per share, for a total amount of $120,000, recorded as a loan to the officer. The terms of the loan provide for repayment in the form of future compensation. On August 9, 1999, 2,198,000 shares of restricted common stock were issued to a second Company officer valued at $.06 per share, for a total amount of $131, 880, recorded as a loan to the officer. The terms of the loan provide for repayment in the form of future compensation. Also on August 9, 1999, 352,000 shares of restricted common stock were issued to three shareholders valued at $.06 per share, for a total amount of $18,642, recorded as loans to them. The terms of the loans also provide for repayment in the form of future compensation. These receivable amounts are included as officer and shareholders receivables in the accompanying balance sheet.

NOTE 9  - OPERATING LEASES

As of August 31, 1999 ,the Company leases office space under a five year operating lease commencing March 1, 1999. The agreement provides for an annual base rent of $27,720.

Net future minimum rental payments required under the operating lease for office facilities are as follows:

         Year ended February 28,:   2000             $27,720
                                    2001             $27,720
                                    2002             $27,720
                                    2003             $27,720
                                    2004             $27,720

NOTE 9  -  LITIGATION

The Company was a defendant in litigation wherein the plaintiff sought rescission and monetary damages in connection with the purchase of 50,000 shares of Company common stock directly from a former officer of the Company. Without authorization from the Board of Directors, the former officer made certain promises and incurred obligations in connection with the stock sale, which the Company subsequently determined it could not legally fulfill.

On December 21, 1999, this lawsuit was mutually settled and dismissed. All parties have waived all claims, liabilities and demands. As a part of the settlement, the Company has agreed to issue 360,000 shares of restricted common stock to the plaintiff.

NOTE  10  -  NON COMPLIANCE WITH NASD REPORTING REQUIREMENTS

Effective April 1999, the NASD enacted new rules requiring all OTC: BB listed companies to be "fully reporting", as defined by regulations of the Securities and Exchange Commission. Under the new reporting requirements, the Company was delinquent in filing certain financial information and was "delisted" on October 20, 1999. Steps have been taken to cure the deficiency, including completion of the audited financial statements for the year ended February 28, 1999. Upon completion and filing of the prior year audited financials, current year interim financial statements, and SEC Form 10, the Company expects the reporting deficiency to be satisfied, and anticipates reinstatement with NASD.